Dan Gibbons +1 212 450 3222 dan.gibbons@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

June 21, 2024

Re:	Grayscale Ethereum Trust (ETH)
Amendment No. 1 to Registration Statement on Form S-3
Filed May 30, 2024
File No. 333-278880

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Att’n:	Michelle Miller
Mark Brunhofer
David Lin
Justin Dobbie

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company and the sponsor (the “Sponsor”) of Grayscale Ethereum Trust (ETH) (the “Trust”), this letter sets forth the Sponsor’s responses to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 14, 2024, relating to Amendment No. 1 to the Trust’s Registration Statement on Form S-3. The Sponsor has revised the Registration Statement and is filing Amendment No. 2 to the Registration Statement (as amended, the “Registration Statement”) together with this response letter.

For your convenience, we have reproduced the Staff’s comments preceding the Sponsor’s responses below. All capitalized terms used and not defined herein shall have the meaning given to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-3

General

1.	Please revise your disclosure in this registration statement and future Exchange Act reports to address the following points:

•

Expand your disclosure in the subsection headed “Overview of the ETH Industry and Market” beginning on page 6 of your annual report on Form 10-K to include a discussion of the spot Ether markets and Ether futures markets.

•	Revise to clarify whether the Sponsor has a license agreement with the Secondary Index Provider to use the Secondary Index.

•	Revise the subsection headed “Government Oversight” beginning on page 16 of your annual report on Form 10-K to include a discussion of the regulation of Ether futures and government oversight.

Response

The Sponsor has addressed each of the Staff’s comments as follows:

•

Expand your disclosure in the subsection headed “Overview of the ETH Industry and Market” beginning on page 6 of your annual report on Form 10-K to include a discussion of the spot Ether markets and Ether futures markets.

The Sponsor has filed a current report on Form 8-K on June 20, 2024 (the “Form 8-K”), including supplemental disclosures attached as Exhibit 99.1 thereto (the “Supplemental Disclosures”), which supplements and updates the disclosure in the Trust’s annual report on Form 10-K for the year ended December 31, 2023 (the “Annual Report”). The Sponsor has expanded the disclosure in the subsection headed “Overview of the ETH Industry and Market” in the Trust’s Annual Report on pages 1-2 of the Supplemental Disclosures on Form 8-K, which is also incorporated by reference in the Registration Statement, in response to the Staff’s comment.

•	Revise to clarify whether the Sponsor has a license agreement with the Secondary Index Provider to use the Secondary Index.

The Sponsor has revised the disclosure with respect to its license agreement with the Secondary Index Provider in the Trust’s Annual Report, on pages 2-3 of the Supplemental Disclosures on Form 8-K, which is also incorporated by reference in the Registration Statement, in response to the Staff’s comment.

•	Revise the subsection headed “Government Oversight” beginning on page 16 of your annual report on Form 10-K to include a discussion of the regulation of Ether futures and government oversight.

The Sponsor has revised the disclosure in the subsection headed “Government Oversight” in the Trust’s Annual Report, on pages 3-5 of the Supplemental Disclosures on Form 8-K, which is also incorporated by reference in the Registration Statement, in response to the Staff’s comment.

Cover Page

2.	Please revise your cover page to disclose that you are registering an indeterminate number of Shares.

Response

The Sponsor has revised the cover page of the Registration Statement in response to the Staff’s comment.

3.

Please revise your cover page to disclose that the Trust is not registered and subject to regulation under the 1940 Act and add a cross-reference to the related risk factor on page 65 of your annual report on Form 10-K.

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Response

The Sponsor has revised the cover page of the Registration Statement in response to the Staff’s comment.

Prospectus Summary, page 1

4.

Please revise the summary to discuss the prohibition on Staking and the related consequences discussed on page 27, including disclosure that the inability of the Trust to participate in Staking and receive such rewards could place the Shares at a comparative disadvantage relative to an investment in Ether directly or through a vehicle that is not subject to such a prohibition, which could negatively affect the value of the Shares.

Response

The Sponsor has revised the disclosure on page 5 of the Registration Statement in response to the Staff’s comment.

Risk Factors, page 18

5.

Please add a separately-captioned risk factor addressing the risk that validators may suffer losses due to Staking, or Staking may prove unattractive to validators, which could make the Ethereum network less attractive. Include a discussion of the types of sanctions the Ethereum network may impose for validator misbehavior or inactivity.

Response

The Sponsor has revised the disclosure on pages ii and 20-22 of the Registration Statement, and added a separately-captioned risk factor on pages 5-6 of the Supplemental Disclosures on Form 8-K, which is also incorporated by reference in the Registration Statement, in response to the Staff’s comment.

6.

Please update your risk factor titled “If a malicious actor or botnet obtains control of more than 50% of the validating power on the Ethereum Network...” on page 53 of the Form 10-K to discuss in greater detail the risk that the Ethereum blockchain may be vulnerable to attacks to the extent that there is concentration in the ownership and/or Staking of Ether and specifically explain how this risk varies by level of concentration (i.e., 33% vs. 50% vs. 66% of total staked Ether). Explain how the value of Ether and the value of the Shares may be impacted by an attack.

Response

The Sponsor has revised the above-mentioned risk factor on pages 7-8 of the Supplemental Disclosures on Form 8-K, which is also incorporated by reference in the Registration Statement, in response to the Staff’s comment.

7.

Please also add a risk factor addressing that at times, there has been a single entity that has reportedly controlled around or in excess of 33% of the total staked Ether on the Ethereum network, which poses centralization concerns and could permit the entity to attempt to interfere with transaction finality or block confirmations. Address the concern that if such an entity, or a bad actor with a similar sized stake, were to attempt to interfere with transaction finality or block confirmations, it could negatively affect the use and adoption of the Ethereum network, the value of Ether, and thus the value of the Shares.

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Response

The Sponsor has revised the disclosure on page 22 of the Registration Statement, and added a separately-captioned risk factor on pages 6-7 of the Supplemental Disclosures on Form 8-K, which is also incorporated by reference in the Registration Statement, in response to the Staff’s comment.

* * *

In connection with its response to the Staff’s comments, the Sponsor acknowledges that the Sponsor and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact Joseph Hall, at (212) 450-4565 or joseph.hall@davispolk.com, or me, at (212) 450-3222 or dan.gibbons@davispolk.com, with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Dan Gibbons

Dan Gibbons

cc:	Edward McGee

Craig Salm

Jake Karlsruher

Joseph A. Hall

Davis Polk & Wardwell LLP

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